

October 1, 2014

Richard Prins
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

Re: Prospect Capital Corporation
        Registration Statement on Form N-2
        File No. 333-198505

Dear Mr. Prins:

Prospect Capital Corporation (the "Fund") filed a draft shelf registration statement on September 2, 2014 (the "Registration Statement"), under which the Fund may offer up to $5,000,000,000 of shares of its common stock, preferred stock, warrants, subscription rights, debt securities or units (collectively, the "Securities"). The Securities may be offered at prices and on terms to be disclosed in one or more supplements to this Prospectus. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

Whenever a comment is made in one location, you should consider it applicable to all similar disclosure appearing elsewhere in the registration statement (including all future prospectus supplements). We have the following comments:

General

1. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

2. Please confirm that the Fund does not intend to issue preferred stock within a year from the effective date of the Registration Statement.

3. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

4. Please undertake that the Fund will file a post-effective amendment under Section 8(c) of the Securities Act of 1933 in respect of any rights offering or any debt offering that

differs from its currently outstanding Senior Notes (other than with respect to price, term and size of the offering).

5. New offerings of debt securities that are consistent with the current Senior Notes should not be characterized as "senior," as there are no securities in the Fund's capital structure that are subordinate to the Senior Notes. Please revise the defined terms "Senior Notes", "Senior Convertible Notes" and "Senior Unsecured Notes" accordingly by removing the term "senior" from the definitions. Further, please include additional disclosures regarding the priority in interest of the Fund's debt securities within the Fund's capital structure, including with respect to other indebtedness incurred by the Fund and its subsidiaries.

6. Please confirm that all of the Fund's wholly-owned and substantially wholly-owned subsidiaries have been consolidated on the Fund's financial statements.

7. Please confirm that all portfolio company fees (*e.g.* commitment, closing, origination, structuring or diligence fees, monitoring fees, fees for providing managerial assistance, consulting fees, etc.) are paid to the Fund only.

Prospectus Summary

Page 3

8. It is disclosed that the Fund may invest in below investment grade securities (often referred to as "junk"). Please revise the description of the Fund's strategy in all relevant sections of the Registration Statement to include a clarification that the Fund's investments will include below investment grade securities (please also include a parenthetical to define such securities as "junk").

Fees and Expenses

Page 22

9. Please update the fee table to reflect estimated interest expenses in connection with the offering of any debt securities within a year from the effective date of the Registration Statement, and explain the assumptions upon which such estimate is based in a footnote to the table. Please confirm that total interest expense amounts stated in the table reflect interest expenses associated with the Fund's credit facilities, including additional borrowings under such facilities expected to be incurred within a year from the effective date of the Registration Statement (please include a footnote that states the interest rate applicable to such facilities). In addition, Note 4 to the Financial Statements, *Revolving Credit Facility,* the disclosure states that the lenders charge a fee on the unused portion of the 2012 Facility equal to either 50 basis points, if at least half of the credit facility is drawn, or 100 basis points otherwise. These fees need to be disclosed in the Fees and Expenses table in the Prospectus.

10. In footnote 6 to the fee table, please provide additional detail regarding the calculation of the incentive fee, instead of cross-referencing to other sections of the Prospectus. Please include an explanation that the hurdle rate is fixed, and as interest rates rise, it will be easier to surpass the hurdle rate and for the Adviser to receive an incentive fee based on income.

11. It appears that the example contains some inadvertent typographical errors. Please fix the table.

12. There is a paragraph below the expense example that states "The income incentive fee under our Investment Advisory Agreement with Prospect Capital Management is unlikely to be material assuming a 5% annual return and is not included in the example." Please consider revising the sentence to state that the income incentive fee is based on a 7% annualized hurdle rate and therefore there is no income incentive fee included in the expense example as the example is based on a 5% hypothetical return.

13. Please check the placement of footnote 4 and determine whether it should be placed on the line "Total stockholder transaction expenses (as a percentage of offering price)."

Risk Factors

Page 13

14. The Registration Statement discloses that the Fund may invest in original discount instruments, but there is no similar disclosure in the sections describing the Fund's strategy. Please revise the strategy sections to the extent such types of investments are contemplated by the Fund's principal investment strategy. In addition, please discuss risks presented by investments in PIK securities. Please disclose that:

   a. the higher interest rates on PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans.

   b. even if accounting conditions were met, the borrower could still default when the Fund's actual collection is supposed to occur at the maturity of the obligation.

   c. PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

   d. PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

> e. PIK securities create the risk that incentive fees will be paid to the Adviser based on non-cash accruals that ultimately may not be realized, but the Adviser will be under no obligation to reimburse the Fund for these fees.

Page 31

15. With respect to the exemptive order received from the staff that gives the Fund the ability to co-invest with affiliates, please add a description of the conditions under which such co-investments are permitted.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Page 54

16. In the sub-section discussing First Tower, there are several references to the Fund providing First Tower with additional capital to "support seasonal demand." Please provide more details about the economic factors affecting "seasonal demand" and the need for additional funding.

Business

Page 105

17. Under the sub-section titled "Administration Agreement", it is disclosed that the Fund reimbursed to the Administrator approximately $14,373, $8,737, $6,848 for the years ended June 30, 2014, 2013 and 2012, respectively. Per the Fund's latest Form 10-K, these amounts are $14.4 million, $8.7 million and $6.8 million. Please revise.

18. Please disclose the methodology used to allocate costs and expenses under the administration agreement and that the Fund's board exercises oversight with respect to the allocation of such expenses.

Brokerage Allocation and Other Practices

Page 155

19. Please disclose that any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Fund will be "paying-up", will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934.

Financial Statements

F-3

20. Page 71 of the Prospectus states that cash and cash equivalents includes short term liquid investments. All investments need to be in the Schedule of Investments. Ensure that

beginning with the next 10-Q all investments will be identified in the Schedule of Investments.

21. The Statement of Assets and Liabilities should separately disclose the amounts payable for officers and directors, controlled companies and any other affiliates. Ensure that this information is presented in accordance with S-X going forward. ASC 946-405-45-2.

22. The Statement of Changes discloses Net Investment Income for 2014 of $357,223 and Distributions from Net Investment Income of $403,188.   Please discuss in the correspondence filing whether the distributions paid disclosed in the Statement of Changes is on a tax basis or a GAAP basis. In addition, should there be a separate line for "Distributions in Excess of Net Investment Income?"

23. In the Schedule of Investments on a going forward basis disclose the estimated yield on the CLO equity positions. Include a footnote to the Schedule of Investments stating that the equity investments are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund's securities less contractual payments to debt holders and fund expenses. The estimated yield is based on current projections which are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized. As of June 30, 2014 the portfolio has 18.4% in CLO equity. The Company should add additional disclosures to the accompanying footnotes to the Financial Statements discussing the risks associated with investing in the residual equity of CLO investments.

24. Enhance the disclosures in the fair value hierarchy disclosures included in Note 3 to the Financial Statements*, Portfolio Investments*. A Fund should determine the appropriate classes to disclose by considering the nature, characteristics of risks of the securities as well as the fair value hierarchy within which the fair value measurements are categorized. There are asset categories in the Schedule of Investments that are not identified in the fair value hierarchy disclosure, e.g. second lien term loan. Determine whether the disclosures need to be enhanced to add additional classes or sub categories to the asset classes already disclosed. In additional the Company can consider presentational similar to the Schedule of Investments in identifying the categories of "Control Investments," "Affiliate Investments," and "Non-Control/Non-Affiliate Investments."

25. Currently the disclosures included in Note 3 to the Financial Statements, *Portfolio Investments*, state significant increases or decreases in the varying fair value assumptions would result in a decrease or increase, respectively, in the fair value measurement. Enhance the disclosures to state that the assumptions do not need to be considered 'significant" in order for there to be a change in the fair value measurement. For example a small incremental change in an EBITDA multiple can result in a significant change in fair vale measurement of an investment.

26. In Note 3, *Portfolio Investments*, required disclosures under Regulation S-X 4-08 (g) have been included for the unconsolidated significant subsidiary First Tower Holdings of Delaware LLC as it generated more than 10% of Prospect's income. The information is required to be included in the audited financial statements and may not be marked as "unaudited." Based on the information that has been disclosed in the financial statements of Prospect for First Tower Holdings of Delaware LLC the staff has calculated a percentage that would trigger the requirements of Regulation S-X 3-09 and would therefore require audited financial statements of First Tower Holdings of Delaware LLC to be included with the financial statements of Prospect Capital.

27. The Dividend section of the Company's website discloses a current dividend yield of 13.04%. If any portion of the distributions represents a return of capital the reference on the website to a current dividend yield should be changed to state "distribution rate."

* * * * * *

We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions regarding this letter, please contact me at (202) 551-6908 or Sheila Stout at (202) 551-6987.

Sincerely,

Asen Parachkevov
Attorney Adviser

Sheila Stout
Staff Accountant